SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a)

of the Securities Exchange Act of 1934

(Amendment No 1)

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Filed by a Party other than the Registrant ☑

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Mack-Cali Realty Corporation

(Name of Registrant as Specified In Its Charter)

Bow Street LLC

Bow Street Special Opportunities Fund XV, LP

A. Akiva Katz

Howard Shainker

Alan R. Batkin

Frederic Cumenal

MaryAnne Gilmartin

Nori Gerardo Lietz

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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PRELIMINARY COPY SUBJECT TO COMPLETION

DATED [●], 2019

MACK-CALI REALTY CORPORATION

______________________

PROXY STATEMENT

OF

BOW STREET LLC

______________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED GOLD PROXY CARD TODAY

This Proxy Statement and the enclosed GOLD proxy card are being furnished by Bow Street LLC (“Bow Street,” “we” or “us”), Bow Street Special Opportunities Fund XV, LP (“Bow Street Special Opportunities”), A. Akiva Katz (“Mr. Katz”), Howard Shainker (“Mr. Shainker,” together with Bow Street, Bow Street Special Opportunities and Mr. Katz, the “Bow Street Parties”) and the nominees named in Proposal 1 (the “Nominees” and, together with the Bow Street Parties, the “Participants”), in connection with the solicitation of proxies (this “Proxy Solicitation”) from the stockholders of Mack-Cali Realty Corporation, a Maryland corporation (“Mack-Cali” or the “Company”).

Bow Street believes that the value of Mack-Cali’s assets will never be fully realized in its current structure, which combines a high growth multifamily development platform with a disparate portfolio of highly vacant office assets requiring significant capital expenditure. To address this concern, Bow Street—along with DWREI, LLC (“DWREI”)—submitted a proposal to acquire for cash Mack-Cali’s suburban and waterfront office assets in a transaction in which Mack-Cali stockholders would receive both (i) $8-10 per share of common stock, par value $0.01 per share (“Common Stock”) of estimated net cash proceeds from the sale of the suburban and waterfront assets and (ii) stock of a newly formed publicly traded residential REIT (“ApartmentCo”) owning the Roseland Residential Trust (“Roseland”) and other residential assets of the Company with an expected Net Asset Value (“NAV”) of approximately $19.20 per share, consistent with the mid-point of the Company’s fourth quarter NAV disclosure and including assets purchased subsequent to the Company’s fourth quarter NAV disclosure (the “Transaction Proposal”).1 Bow Street believes that the Transaction Proposal would deliver immediate value of up to $27-$29 per share of Common Stock, representing a significant premium to its current trading price and its long-term trading levels.2 Bow Street chose to partner with DWREI, a privately-held real estate investment company, due to its high esteem in the real estate community, its sophistication in the Northeastern commercial office space and its deep knowledge of residential housing. Commensurate with the Transaction Proposal, Bow Street recommended that the Company explore any and all alternative transactions that would create similar or greater shareholder value.

On March 14, 2019, Mack-Cali summarily rejected the Transaction Proposal, declining to engage with us or our advisors to clarify considerations such as valuation, sources and uses, structure or tax considerations. Such a rejection, coupled with the extent to which the Company declined Bow Street’s offer of meetings to clarify the Transaction Proposal, signaled to us that the Transaction Proposal was dismissed in a perfunctory and potentially uninformed manner by the board of directors of the Company (the “Board”). It also signaled significant concerns to us regarding the Board’s openness to value-creative transactions and, in our opinion, its commitment to maximizing value for Mack-Cali shareholders. Coupled with Mack-Cali’s long term underperformance, this response suggests that the Company is in need of significant change at the Board level. As such, with the aim of maximizing value for all Mack-Cali stockholders, we have nominated a slate of four independent candidates to the Board and encourage the Board to explore all strategic alternatives (including the Transaction Proposal) to maximize shareholder value.

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1 ApartmentCo NAV would be comprised of: (i) $1,582 million current residential NAV, which represents the mid-point of management's estimated NAV, as disclosed on page 7 of Mack-Cali's Q4 2018 Supplement (the “Supplement”), (ii) $264 million for the Mack-Cali Soho Lofts NAV, which were purchased in April 2019 at this valuation, as disclosed (page 5, Supplement) and (iii) $90 million for Harborside Plaza 4 NAV, representing the mid-point Company valuation (page 7, Supplement), which, while currently included in the Company's office portfolio, is available for residential or condo development (per management). Such calculations amount to a total value of $1,936 million, or $19.20 per share, assuming 100.8 million shares (per page 7, Supplement).

2 Value of up to $27-$29 per share of Common Stock represents the sum of (i) $8-10 per share of Common Stock in estimated net cash proceeds and (ii) approximate NAV of $19.20 per share of ApartmentCo.

This Proxy Statement and GOLD proxy card are first being mailed or given to the Company’s stockholders on or about April [●], 2019.

We are therefore seeking your support at the upcoming 2019 annual meeting of stockholders (the “Annual Meeting”) to be held at Harborside 3, 210 Hudson Street, 7th Floor, Jersey City, New Jersey 07311 on Wednesday, June 12, 2019, at 12:00 p.m., local time, with respect to the following (each, a “Proposal” and, collectively, the “Proposals”):

Proposal		Our Recommendation
1.	To elect Bow Street’s slate of four director nominees — Alan R. Batkin, Frederic Cumenal, MaryAnne Gilmartin and Nori Gerardo Lietz (collectively, the “Nominees”) — and the Company’s nominees for election at the Annual Meeting other than [ ], [ ], [ ] and [ ] (the “Excluded Company Nominees”), each to serve a one-year term and until their respective successors are elected and qualified.	FOR ALL of the Nominees and the Company’s nominees other than the “Excluded Company Nominees”

2.	To vote on Company’s advisory resolution on the compensation of its named executive officers.	No Recommendation

3.	To ratify the appointment of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for 2019.	FOR

To transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

Based on the Company’s preliminary proxy statement for the Annual Meeting, filed with the Securities and Exchange Commission (“SEC”) on April 12, 2019 (the “Company’s Proxy Statement”), the Board is currently composed of ten directors with an eleventh to be appointed prior to the Annual Meeting, and it is our expectation that there will be eleven directors elected at the Annual Meeting. Through this Proxy Statement and enclosed GOLD proxy card, we are soliciting proxies to elect the four Nominees named herein to serve as directors, who if elected would only constitute a minority of the Board and would not be able to cause the sale contemplated by the Transaction Proposal without the support of other members of the Board. In addition, we are “rounding out” our slate by permitting stockholders who vote on the enclosed GOLD proxy card to also have the opportunity to vote for the nominees who have been nominated by the Company other than the Excluded Company Nominees. Stockholders will therefore be able to vote for the total number of directors up for election at the Annual Meeting. If successful in our Proxy Solicitation, the Board will be composed of our four Nominees and the seven Company director nominees receiving a plurality of the votes cast in favor of his or her election at the Annual Meeting. The names, backgrounds and qualifications of the Company’s nominees, and other information about them, can be found in the Company’s Proxy Statement. For the avoidance of doubt, this Proxy Statement relates only to Proposals 1, 2 and 3 as well as any other business that may properly come before the Annual Meeting. Though Proposal 1 of this Proxy Statement pertains to the election of the Nominees, this Proxy Statement is not a vote on the Transaction Proposal. However, Bow Street believes that, should the Nominees get elected, they will support the Board’s consideration of all strategic alternatives aimed at maximizing stockholder value, including the Transaction Proposal.

The Company has set the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting as April 16, 2019 (the “Record Date”). Stockholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting. As of the close of business on the Record Date, there were [●] shares of Common Stock outstanding according to the Company’s Proxy Statement. As of the close of business on April 22, 2019, the Participants beneficially owned 4,002,474 shares of Common Stock in the aggregate, as further described on Annex I.

We urge you to sign, date and return the GOLD proxy card and vote “FOR ALL” of the Nominees to the Board and for the Company’s nominees for election at the Annual Meeting other than the Excluded Company Nominees and “FOR” Proposal 3. We are not making any recommendation with respect to Proposal 2.

This Proxy Solicitation is being made by the Participants and not on behalf of the Board or management of the Company or any other third party. We are not aware of any other matters to be brought before the Annual Meeting other than as described herein. Should other matters be brought before the Annual Meeting, the persons named as proxies in the enclosed GOLD proxy card will vote on such matters in their discretion.

If you have already voted using the Company’s proxy card, you have every right to change your vote by signing, dating and returning the enclosed GOLD proxy card in the postage-paid envelope provided or by voting via Internet or by telephone by following the instructions on the enclosed GOLD proxy card. Only the latest validly executed proxy that you submit will be counted; any proxy may be revoked at any time prior to its exercise at the Annual Meeting by following the instructions under “Can I change my vote or revoke my proxy?” in the Questions and Answers section.

For instructions on how to vote and other information about the proxy materials, see the Questions and Answers section starting on page 14.

If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor, Innisfree M&A Incorporated. Stockholders may call toll free at (877) 800-5182; banks and brokers may call collect at (212) 750-5833.

We urge you to sign, date and return your GOLD proxy card in the postage-paid envelope provided today.

BACKGROUND OF THIS PROXY SOLICITATION

Who We Are and Why We Believe Now is the Time to Act

Bow Street is a New York-based investment manager that partners with institutional investors and family offices globally to invest opportunistically across idiosyncratic markets and situations in which it is actively engaged. Founded in 2011, Bow Street combines rigorous fundamental research with its deep pool of industry partners to invest across capital structure, asset class and geography. Bow Street’s investment team members are experienced professionals with deep knowledge of the real estate sector. Over the years, Bow Street has studied and invested heavily in REITs, including publicly-announced offers to privatize publicly-traded REITs.3

As investors and fiduciaries, we believe corporations have a singular responsibility to act in the best interests of shareholders. Mack-Cali has traded at a significant discount to NAV for many years, generating little to no (after-dividend) cash flow and creating limited shareholder value. We believe that urgent, near term structural change is required to position the Company for long-term success. Contrary to management’s statements, we believe Mack-Cali cannot grow or lease its way out of its over-indebtedness and is therefore unlikely to successfully narrow its NAV discount. As such, we proposed a transaction which provides shareholders with meaningful upfront net cash consideration estimated at $8-10 per share and the retention of the Company’s coveted multifamily assets. We believe that the manner in which this proposal was dismissed is reflective of the Board’s broad disregard for value-creative proposals and highlights what we believe to be a lack of commitment to maximizing shareholder value.

To this end, we have nominated four highly-qualified independent director candidates for election to the Board at the Annual Meeting. We believe that a newly constituted Board—one that is free of the bias and the intransigence that, in our opinion, characterizes the current Board—will be well equipped to seriously evaluate the Transaction Proposal and any other proposals the Company receives to maximize stockholder value.

Our Transaction Proposal and What We Hope to Achieve

We believe that stockholder value at Mack-Cali can only be unlocked through a transformative transaction that separates the Company’s residential assets into a well-capitalized standalone company. We expect that a properly-structured transaction would effectively isolate and capitalize the Company’s high-multiple residential portfolio, highlight asset quality and growth, reduce portfolio and asset-mix complexity and reset the current market narrative regarding the Company’s over-levered balance sheet.

To this end, Bow Street—together with DWREI—have presented the Transaction Proposal to the Company. Under the terms of the Transaction Proposal, Bow Street and DWREI have offered to purchase the Company’s office portfolio for estimated net proceeds of $8-10 per share of Common Stock in cash. This offer implies a 7%-8% capitalization rate on Mack-Cali’s commercial assets, which are primarily comprised of approximately six million square feet of suburban office assets and approximately five million square feet of Jersey City waterfront office assets. In addition, shareholders will receive a distribution of equity in new ApartmentCo with an estimated NAV of $19.20 per share. ApartmentCo’s NAV estimate represents the midpoint of the Company’s fourth quarter NAV disclosure.

As expressed to the Company on numerous occasions, while we firmly believe the Transaction Proposal will unlock significant value for all stockholders, we encourage Mack-Cali to explore alternative solutions that may achieve a superior result for investors. For the avoidance of doubt, this Proxy Statement relates only to Proposals 1, 2 and 3 as well as any other business that may properly come before the Annual Meeting. Though Proposal 1 of this Proxy Statement pertains to the election of the Nominees, this Proxy Statement is not a vote on the Transaction Proposal. However, Bow Street believes that, should the Nominees get elected, they will support the Board’s consideration of all strategic alternatives aimed at maximizing stockholder value, including the Transaction Proposal.

Timeline of Our Efforts at Private Engagement with the Company

On January 17, Mr. Shainker, Managing Partner at Bow Street, contacted Mack-Cali’s Chief Financial Officer, David Smetana (“Mr. Smetana”), to schedule a meeting to discuss the Transaction Proposal.

On January 27, Mr. Shainker met with Mr. Smetana and discussed, amongst other matters, the Transaction Proposal, a proposal to acquire Mack-Cali’s commercial assets while separating the multi-family assets into a standalone company.

On January 28, Mr. Shainker emailed Mr. Smetana to follow up on the January 27 meeting and proposed a meeting with Mack-Cali’s Chief Executive Officer, Michael DeMarco (“Mr. DeMarco”), for February 7 or 8 at Mack-Cali headquarters so that Bow Street could formally present the Transaction Proposal. This meeting was ultimately scheduled for February 6.

On the afternoon of February 5, Mr. DeMarco’s office sent an email confirming the next day’s meeting.

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3 Bow Street’s track-record of heavy investments in REITS is demonstrated by substantial positions in the stock of NorthStar Realty Europe Corp. (“NorthStar”), Realty Income Corporation, TIER REIT, Inc., NorthStar Realty Finance Corp., Ryman Hospitality Properties, Inc., Winthrop Realty Trust and Colony Financial, Inc. disclosed in various Form 13Fs filed by Bow Street with the SEC as early as February 13, 2014. In addition, in December 2016, Bow Street offered to acquire all outstanding shares of NorthStar. See Schedule 13D filed by Bow Street with the SEC on December 9, 2016.

On the morning of February 6, Mr. Smetana emailed Bow Street and cancelled the meeting scheduled for that afternoon, citing a conflict for Mr. DeMarco.

Given Mack-Cali’s upcoming Analyst Day and Q4 earnings release, and accommodating for certain scheduling constraints specific to Mack-Cali, Bow Street and DWREI, the meeting with Mr. DeMarco was rescheduled for February 25.

On February 21, representatives of Bow Street and DWREI attended Mack-Cali’s annual investor day, at which Company management presented its go-forward “Waterfront Strategy” plan.

On February 25, at a meeting at Mack-Cali’s Jersey City headquarters attended by Mr. DeMarco, Mr. Smetana, and Mack-Cali’s General Counsel, Gary Wagner (“Mr. Wagner”), Bow Street and DWREI presented the Transaction Proposal to acquire the Company’s office portfolio. Under the terms of the Transaction Proposal, shareholders would receive estimated net per share consideration of $8-10 in cash and one new share of ApartmentCo, a residential REIT with an expected NAV of approximately $19.20 per share, consistent with the mid-point of the Company’s fourth quarter NAV disclosure. Commensurate with the presentation of the Transaction Proposal, Bow Street recommended that the Company explore any and all alternative transactions that would create similar or greater shareholder value.

At this meeting, Bow Street emphasized its desire to work with the Company and the Board constructively and confidentially. Bow Street expressed its hope that the Transaction Proposal would provide the Company with a highly valuable transaction with which it could then exercise a “go shop” provision to ensure that any eventual transaction provided shareholders with maximum value. In addition, Bow Street offered Mack-Cali’s management follow-up calls with Bow Street representatives and its advisors to further explain the Transaction Proposal and clarify questions regarding valuation, tax and structure. At this point, Bow Street expressed a strong preference for the discussion to advance prior to March 15, the deadline for nominating directors to be elected at the Annual Meeting. As such, Bow Street and Company management tentatively agreed to a follow-up meeting on March 11 to discuss the Company’s response. Further, Bow Street proposed that the deadline for nominating directors to the Board be postponed until the Board had the opportunity to fully discuss and explore its alternatives. This suggestion was dismissed by the Company.

On the evening of February 25, Mr. Shainker called Mr. Smetana to reiterate Bow Street’s willingness to explore any alternative transactions which would increase the value of Mack-Cali shares, as well as its strong desire and flexibility to work with Mack-Cali to explore value creation opportunities.

On February 26, Mr. Smetana and representatives from each of Bow Street and DWREI held a conference call to review Bow Street’s assumptions outlining the allocation of assets within the Transaction Proposal. Specifically, this conference call was intended to address any potential confusion regarding the composition of the proposed ApartmentCo, which included newly purchased assets not yet categorized by Mack-Cali as “residential.” Additionally, Bow Street representatives explained the assumptions underlying the proposed cash consideration of $8-10 per share of Common Stock. At this time, Mr. Smetana requested a further call regarding tax and requested an additional financial model regarding ApartmentCo. At no point during these calls did Mr. Smetana challenge the veracity of Bow Street’s assumptions regarding the net cash to be delivered to shareholders as a result of the Proposed Transaction.

On February 27, representatives from Bow Street sent Mr. Smetana a financial model for ApartmentCo and offered availability for further calls regarding the ApartmentCo model and tax considerations. At no point subsequent to February 27 did Mack-Cali contact Bow Street or DWREI to discuss their assumptions for ApartmentCo, the net cash to be delivered to shareholders or tax considerations.

On February 28, representatives from Bow Street emailed the Company to confirm the meeting tentatively scheduled for March 11. Bow Street did not hear from Mack-Cali again until March 10.

On March 10, Company representatives responded that they would not meet with Bow Street prior to the Company’s regularly scheduled Board meeting on March 13, following which they would “determine whether and when a follow up meeting will take place.”

On March 10, following the receipt of this message from the Company, Bow Street responded that its intention was to nominate a highly qualified slate of nominees to the Board ahead of the March 15 nominating deadline, unless such deadline was delayed to permit continued private discussions. At this point, Bow Street highlighted its intention to keep its director nominations confidential so as to maximize the time and opportunity for constructive dialogue.

On the morning of March 14, having failed to hear from management, Bow Street submitted its notice of nomination of directors at the Annual Meeting to the Company in order to preserve the ability to effect change to the Board to create value for Mack-Cali stockholders.

On the afternoon of March 14, Bow Street received a letter from the Company’s Chairman, William Mack (“Mr. Mack”), summarily rejecting the Transaction Proposal. Upon a review of this rejection, it became clear to Bow Street that (despite every effort to make itself available to explain its offer) the Board did not fully understand the Transaction Proposal, and in fact cited false assumptions in its letter.

On March 18, despite Bow Street’s repeated efforts to negotiate constructively and in private, Mack-Cali voluntarily issued a press release announcing Bow Street’s intention to nominate the Nominees to stand for election as directors at the Annual Meeting and publicly rejecting the Transaction Proposal even though Bow Street, in our efforts to work amicably and constructively with the Company behind the scenes, had not yet publicly announced (or even determined that it would make public) the Transaction Proposal (the “March 18 Press Release”). Bow Street notes that the March 18 Press Release contained multiple factual inaccuracies and misleading statements about the Transaction Proposal.

On March 27, representatives of Bow Street and DWREI met with Mr. Mack and Mr. DeMarco at the Mack Group’s offices in New York City. At this meeting, Mr. Mack repeatedly expressed displeasure with Bow Street’s submission of the Transaction Proposal and made it clear that he had no intention of engaging constructively with Bow Street. Mr. Mack’s reaction to the Transaction Proposal contained multiple misstatements and belied a general lack of familiarity with its correct details. In particular, it is evident to us that Mr. Mack misunderstood the Transaction Proposal’s delivery of $8-10 per share cash consideration. We believe Mr. Mack also misunderstood the tax implications of the Transaction Proposal and Bow Street’s assumption that any corporate tax liability would not be born by Mack-Cali shareholders. Representatives from Bow Street and DWREI made numerous attempts to engage Mr. Mack in constructive conversations regarding the valuation of Mack-Cali’s assets and the Company’s go-forward strategy. These attempts were summarily rebuffed. At this point, Bow Street and DWREI once again emphasized their preference to engage constructively, expressing openness to evaluating other transactions that would maximize shareholder value. Mr. Mack expressed his belief that no transactions were necessary and reiterated his view that the Company’s current and historical operations have been successful.

On April 2, Mr. Shainker met with Mr. DeMarco at Mack-Cali’s headquarters in Jersey City, New Jersey. At this meeting, it became apparent that, despite a detailed presentation and subsequent call with Mr. Smetana, the Board had rejected the Transaction Proposal without, in our opinion, a comprehensive understanding of its basic underlying financial components. First, Mr. DeMarco expressed surprise that Bow Street’s stated NAV for ApartmentCo of approximately $19.20 per share of Common Stock was predicated on estimates publicly provided by the Company rather than Bow Street’s internal valuation. This misunderstanding seemed to owe to Mr. DeMarco’s belief that Bow Street’s NAV did not include the Soho Loft transaction (at the time anticipated to close in Q1 2019). This error effectively understated the value of the Bow Street offer by approximately $2.61 per Mack-Cali share (~12% of current share price). Further, Mr. DeMarco, in our opinion, seemed not to understand that the proposed $8-10 per share cash net proceeds to Mack-Cali shareholders was contemplated to be net of certain taxes or additional transaction-related friction. Mr. DeMarco asked Mr. Shainker to provide a table outlining this information, which Mr. Shainker did on April 3. At this time, Mr. DeMarco expressed admiration for Bow Street’s Nominees and proposed that a certain Bow Street representative and a specific Bow Street nominee join the Board in exchange for Bow Street withdrawing its slate of Nominees. Bow Street’s representative responded that Bow Street would like to avoid a contested proxy, but would require the Company to announce the exploration of strategic alternatives and have a designated sub-committee of the Board (which excluded any Bow Street representatives, Mr. Mack or Mr. DeMarco) exclusively tasked with evaluating these strategic alternatives. Mr. DeMarco and Mr. Shainker agreed to speak again soon.

On April 9, Mr. DeMarco and Mr. Shainker held a follow-up conference call during which they discussed the Proposed Transaction and the materials that were provided by Bow Street the previous week. During this conversation, Mr. DeMarco explained that he concurred with Bow Street’s view that a standalone, publicly traded ApartmentCo would be a highly coveted asset that would receive a full valuation. Mr. DeMarco further expressed his belief that there existed a robust list of potential buyers who would be interested in ApartmentCo at or around the approximate $19.20 per share NAV highlighted by Bow Street. Additionally, Mr. DeMarco inquired about the proposed cash consideration of approximately $8-10 per share of Common Stock. Mr. Shainker explained that the Proposed Transaction indeed accounted for certain frictional costs and taxes, and that the proposed consideration was contemplated to be net of these costs.

Additionally, Mr. Shainker explained the structure of the Proposed Transaction to Mr. DeMarco, emphasizing Bow Street’s understanding that certain resulting tax liabilities would belong to Bow Street and DWREI, rather than Mack-Cali. Mr. DeMarco suggested that he concurred with Bow Street’s view that ApartmentCo should be separated from Mack-Cali’s commercial assets, but qualified that he believed such action to be premature at this time. Additionally, Mr. Shainker expressed deep concern that, as Chairman, Mr. Mack had consistently displayed a pattern of dismissing value-creative alternatives. Mr. Shainker suggested that Mack-Cali launch a full auction process soliciting bids for either (i) ApartmentCo, (ii) Mack-Cali’s commercial assets or (iii) the entire company. At this point, Mr. DeMarco offered Bow Street one Board seat in 2019 and one Board seat in 2020 in exchange for withdrawing its slate of Nominees. Mr. DeMarco requested that Bow Street respond to this proposal prior to his departure for vacation on April 12.

On April 12, Mr. Shainker emailed Mr. DeMarco thanking him for his candor and expressing an interest in maintaining constructive communications. The email explained Bow Street’s position that one Board member in 2019 and one in 2020 would be insufficient to protect shareholders. Bow Street then offered to withdraw its slate of Nominees in exchange for three Board seats (for which Bow Street would solicit Mack-Cali’s input) as well as the public announcement of a review of strategic alternatives by the Board.

PROPOSAL 1: ELECTION OF DIRECTORS

According to public information, including the Company’s Proxy Statement, the Board currently consists of eleven directors, each of whose term as director is expiring at the Annual Meeting. We are soliciting proxies to elect the Nominees, who if elected would only constitute a minority of the Board. We are “rounding out” our slate of Nominees by permitting stockholders to also vote for the Company’s nominees for election at the Annual Meeting other than the Excluded Company Nominees so that stockholders voting on the GOLD proxy card will be able to vote for all eleven directorships. Even if all four of the Nominees are elected, the Nominees will represent a minority of the members of the Board, and therefore there can be no assurance that they can implement the actions that they believe are necessary to enhance stockholder value including causing the sale contemplated by the Transaction Proposal.

The Participants intend to vote all of their shares of Common Stock in favor of the four Nominees. If successful in our Proxy Solicitation, the Board will be composed of our Nominees — Alan R. Batkin, Frederic Cumenal, MaryAnne Gilmartin and Nori Gerardo Lietz — along with the Company’s nominees for election at the Annual Meeting other than the Excluded Company Nominees. There is no assurance that any of the Company’s nominees will serve as directors if any or all of our Nominees are elected to the Board.

If elected, each of the Nominees will serve a one-year term until the next annual meeting of stockholders and until his successor has been duly elected and qualified. The ages and other information of our Nominees shown below are as of the date of the filing of this Proxy Statement.

Stockholders who return the GOLD proxy card will only be able to vote for the Nominees listed on the card and the Company’s nominees for election other than the Excluded Company Nominees. If you are a beneficial owner of Common Stock held in “street name,” you can only vote for all of the Company’s nominees by signing, dating and returning a proxy card provided by the Company or requesting a legal proxy and casting your ballot in person by attending the Annual Meeting. If you are a stockholder of record, you can only vote for all of the Company’s nominees by signing, dating and returning a proxy card provided by the Company or casting your ballot in person by attending the Annual Meeting. You should refer to the Company’s Proxy Statement for the names, background, qualifications and other information concerning the Company’s director nominees.

Our Director Nominees:

ALAN R. BATKIN
Age; Address	74; 28 Hurlingham Drive, Greenwich, CT 06831
Occupation	Chief Executive Officer and Chairman, Converse Associates, Inc.
Experience

Alan R. Batkin has served as the Chief Executive Officer and Chairman of the Board of Directors of Converse Associates, Inc., a strategic advisory firm, since 2013. From 2007 until 2012, Mr. Batkin served as Vice Chairman of Eton Park Capital Management, L.P., a global multi-disciplinary investment firm. Previously, from 1990 until 2006, Mr. Batkin served as Vice Chairman of Kissinger Associates, Inc., a geopolitical consulting firm that advises multi-national companies.

Mr. Batkin has extensive public board experience, as he has served on the Board of Directors of Pattern Energy Group Inc. since 2013, Omnicom Group Inc. since 2008, and Cantel Medical Corp since 2014. Mr. Batkin previously served on the Board of Directors of Hasbro, Inc., from 1992 until 2017.

Mr. Batkin received a B.S. from the University of Rochester and an M.B.A. from New York University Graduate School of Business.
Board Service	Cantel Medical Corp (2014 – Present); Pattern Energy Group Inc. (2013 – Present); Omnicom Group Inc. (2008 – Present); Hasboro, Inc. (1992 – 2017)
Skills & Qualifications	Mr. Batkin’s qualifications to serve as a director include his extensive leadership experience, broad business knowledge and proven track record of success over nearly twenty-seven years of serving on various boards of directors.

FREDERIC CUMENAL
Age; Address	59; 82 University Place, PH 8, New York, NY 10003
Occupation	Independent Director, Blue Nile, Inc.
Experience

Frederic Cumenal has served on the Board of Directors of Blue Nile, Inc., an online jewelry retailer, since 2017. Previously, Mr. Cumenal served as the Chief Executive Officer of Tiffany & Co. from 2015 to 2017 and as President from 2013 to 2015, and as Executive President with responsibility for sales and global distribution from 2011 to 2013. Prior to his service at Tiffany, Mr. Cumenal served for fifteen years in senior leadership positions in LVMH Group’s wine and spirits businesses, including as President and Chief Executive Officer of Moët & Chandon, S.A. Previously, Mr. Cumenal served as Chief Executive Officer of Domaine Chandon and was Managing Director of Moët Hennessy Europe. Mr. Cumenal also served as Executive Vice President of Marketing, Strategy and Development at Ferruzi Group and was a Brand Manager at Procter & Gamble, France S.A.S.

Mr. Cumenal has significant public board experience, having served on the Board of Directors of Constellation Brands, Inc. from 2016 until 2017 and the Board of Directors of Tiffany & Co. from 2013 until 2017.

Mr. Cumenal is a graduate of Institut d’Etudes Politiques and holds an M.B.A. from Ecole Superieure des Sciences Economiques et Commerciales.

Board Service	Constellation Brands, Inc. (2016 – 2017); Tiffany & Co. (2013 – 2017)
Skills & Qualifications	Mr. Cumenal’s qualifications to serve as a director include his deep knowledge of international business and brand management along with his operational knowledge and leadership experience stemming from running major companies along with his public board experience.

MARYANNE GILMARTIN
Age; Address	54; 142 W. 57th Street, New York, NY 10019
Occupation	Co-Founder and Chief Executive Officer; L&L MAG

Experience

MaryAnne Gilmartin is the Co-Founder and Chief Executive Officer of L&L MAG, a New York-based real estate development firm. Ms. Gilmartin has also served as a director of Jefferies Financial Group Inc. since 2014. Previously, Ms. Gilmartin served as the Chief Executive Officer and President of Forest City Ratner Companies, LLC, a subsidiary of Forest City Realty Trust, Inc. from 2013 to 2018. During her tenure at Forest City, Ms. Gilmartin oversaw, among other projects, the development of The New York Times Building, New York by Gehry and the Tata Innovation Center at Cornell Tech. Prior to joining Forest City, Ms. Gilmartin served as Managing Director for Consulting Services at Grubb & Ellis Companies, advising corporations and developers on real estate and relocation needs. Previously, she served as Assistant Vice President for Commercial Development at the New York City Economic Development Corporation (EDC) during the Koch and Dinkins administrations.

Ms. Gilmartin also serves as Vice Chair of New York Public Radio, Inc. and as a member of the Executive Committee of the Brooklyn Academy of Music Inc. In addition, Ms. Gilmartin serves as a Member of the Executive Committee and Board of Governors of the Real Estate Board of New York, Chair Emeritus of the Downtown Brooklyn Partnership and as a Member of the Industry Advisory Board of the MS Real Estate Development Program at Columbia University.
Ms. Gilmartin received a B.A. in Political Science, summa cum laude, and an M.P.A., both from Fordham University.
Board Service	Jefferies Financial Group Inc. (2014 – Present)
Skills & Qualifications	Ms. Gilmartin’s qualifications to serve as a director include her broad executive management experience, her deep knowledge of real estate development and the public REIT space, her entrepreneurial spirit and her knowledge gained from overseeing merchant banking efforts.

NORI GERARDO LIETZ
Age; Address	62; 60 N. Harvard St., Rock Center 313, Boston, MA 02163
Occupation	Senior Lecturer of Business Administration, Harvard Business School

Experience

Nori Gerardo Lietz is a Senior Lecturer of Business Administration in the Finance and Entrepreneurial Management Units at Harvard Business School where she currently teaches Real Estate Private Equity and Venture Capital Private Equity.

Ms. Gerardo Lietz is the President of Areté Capital, a real estate advisory firm she founded in 2010. Previously, Ms. Gerardo Lietz served as the Chairman of the Advisory Board of Allele Fund in 2011. Ms. Gerardo Lietz was a Partner and Chief Strategist for Private Real Estate and a member of the firm’s Global Investment Committee at Partners Group Holding AG from 2007 to 2011. Ms. Gerardo Lietz co-founded Pension Consulting Alliance, Inc. in 1998 and served as a Managing Director while developing its real estate investment management and advisory activities until 2007. In 1985, Ms. Gerardo Lietz co-founded Public Storage Institutional, Inc., an institutional money management firm deploying pension capital to acquire real estate assets, where she served as Senior Vice President until 1988. Ms. Gerardo Lietz practiced law in the corporate department of Paul Hastings LLP from 1982 to 1985.

Ms. Gerardo Lietz is a former member of the Pension Real Estate Association Board of Directors and the Real Estate Research Institute Board of Directors.

Ms. Gerardo Lietz received an A.B. with honors from Stanford University in 1979 and a J.D. from the UCLA School of Law in 1982, where she was Chief Comment Editor of the UCLA Law Review.

Skills & Qualifications	Ms. Gerardo Lietz’s qualifications to serve as a director include her three decades of experience operating real estate practices with institutional investors and her intimate knowledge of the real estate investment management sector.

We urge stockholders to vote FOR ALL of the Nominees and the nominees who have been nominated by the Company other than the Excluded Company Nominees on the GOLD proxy card today!

None of the organizations or corporations referenced above is a parent, subsidiary or other affiliate of the Company. We believe that, if elected, each of the Nominees will be considered an independent director of the Company under (i) the Company’s Corporate Governance Principles, as amended June 1, 2016, (ii) Section 303A of the New York Stock Exchange’s Listed Company Rules (the “NYSE Rules”), and (iii) paragraph (a)(1) of Item 407 of Regulation S-K. Under the NYSE Rules, however, a final determination as to the independence of the Nominees will not be made until after their election and appointment to the Board.

Each of the Nominees has entered into a nominee agreement pursuant to which Bow Street has agreed to pay the costs of soliciting proxies in connection with the Annual Meeting and to defend and indemnify such Nominees against, and with respect to, any losses that may be incurred by them in connection with their nomination as candidates for election to the Board and the solicitation of proxies in support of their election. Under the nominee agreements, Bow Street agreed to pay each Nominee $25,000 following the submission of the Nomination Notice and an additional $25,000 upon Bow Street’s filing of a preliminary proxy statement with the SEC in connection with this Proxy Solicitation naming such Nominee as a member of Bow Street’s slate of nominees. The Nominees will not receive any other compensation from Bow Street for their services as Nominees or directors of the Company if elected. If elected, the Nominees will be entitled to such compensation from the Company as is consistent with the Company’s practices for services of non-employee directors.

Each of the Nominees has agreed to being named as a Nominee in this Proxy Statement and has confirmed his or her willingness to serve on the Board if elected. We do not expect that any of the Nominees will be unable to stand for election, but, in the event that a Nominee is unable to or for good cause will not serve, the shares of Common Stock represented by the GOLD proxy card will be voted for a substitute candidate selected by us. If we determine to add or substitute nominees, whether because the Company expands the size of the Board subsequent to the date of this Proxy Statement or for any other reason, we will file an amended proxy statement and proxy card that, as applicable, identifies the additional or substitute nominees, discloses that such nominees have consented to being named in the revised proxy statement and to serve if elected, and includes biographical and other information about such nominees required by the rules of the SEC.

Vote Required.

According to the Company’s Second Amended and Restated By-Laws (the “Bylaws”), in contested elections such as this one, directors shall be elected by a plurality of the votes cast at a meeting of the stockholders duly called and at which a quorum is present and directors are to be elected (meaning that the eleven director nominees who receive the highest number of shares voted “FOR” their election by the stockholders will be elected to the Board). Abstentions will have no effect on the outcome of Proposal 1. Broker non-votes will not be treated as votes cast (and therefore will have no effect on Proposal 1).

We urge you to sign, date and return the enclosed GOLD proxy card in the postage-paid envelope provided today. If you have already voted using the Company’s proxy card, you have every right to change your vote by completing and mailing the enclosed GOLD proxy card in the enclosed postage-paid envelope or by voting via Internet or by telephone by following the instructions on the GOLD proxy card. Only the latest validly executed proxy that you submit will be counted; any proxy may be revoked at any time prior to its exercise at the Annual Meeting by following the instructions under “Can I change my vote or revoke my proxy?” If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor, Innisfree M&A Incorporated. Stockholders may call toll free at (877) 800-5182; banks and brokers may call collect at (212) 750-5833.

We Recommend a Vote FOR ALL of the Nominees on the GOLD proxy card.

PROPOSAL 2: ADVISORY VOTE ON THE COMPENSATION OF NAMED EXECUTIVE OFFICERS

According to the Company’s Proxy Statement, the Company will provide stockholders with the opportunity to approve or not approve, on an advisory basis, the compensation of the Company’s named executive officers (“NEOs”) for the calendar year 2019. The Company’s Proxy Statement states that this vote is not intended to address any specific item of compensation, but rather the overall compensation of the NEOs and the Company’s compensation philosophy, policies and practices with respect to the NEOs. This vote is advisory; however, the Company’s Proxy Statement states that the Board and the Compensation Committee will review the voting results in connection with their ongoing evaluation of the Company’s executive compensation program.

According to the Company’s Proxy Statement, the Company is asking its stockholders to approve an advisory resolution to approve the 2019 compensation of the NEOs as follows:

“RESOLVED, that the stockholders advise that they approve the compensation of the named executive officers of the Company, as disclosed in the “Compensation Discussion and Analysis” and “Executive Compensation” sections of [the Company’s Proxy Statement] pursuant to the compensation disclosure rules of the Securities and Exchange Commission (which disclosure shall include the Compensation Discussion and Analysis, the compensation tables, and any related material).”

We encourage all stockholders to review the Company’s proxy disclosures in the Company’s Proxy Statement in detail.

Bow Street is not making any recommendation on this matter.

Vote Required.

According to the Company’s Proxy Statement, the approval of Proposal 2 requires the affirmative vote of a majority of the votes cast at the Annual Meeting, either in person or by proxy. Abstentions and broker-non votes will have no effect on the outcome of Proposal 2 because they do not count as a vote “cast.”

We Are Making No Recommendation With Respect to Proposal 2.

PROPOSAL 3: RATIFICATION OF THE COMPANY’S SELECTION OF INDEPENDENT PUBLIC ACCOUNTING FIRM

According to the Company’s Proxy Statement, the Audit Committee of the Board (the “Audit Committee”) has appointed PricewaterhouseCoopers LLP (“PwC”) as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2019. PwC has served as the Company’s independent registered public accounting firm since 2006. A representative of PwC is expected to be present at the Annual Meeting and will have the opportunity to make a statement and will be available to respond to appropriate questions.

The stockholders are being asked to ratify the appointment of PwC as the independent registered public accounting firm for the fiscal year ending December 31, 2019. According to the Company’s Proxy Statement, in the event that ratification of this appointment of the Company’s independent registered public accountants is not approved by the affirmative vote of a majority of votes cast on the matter, then the appointment of the Company’s independent registered public accountants will be reconsidered by the Audit Committee.

According to the Company’s Proxy Statement, the ratification of PwC as the Company’s independent registered public accountants for the fiscal year ending December 31, 2019 does not preclude the Board from terminating its engagement of PwC and retaining a new independent registered public accounting firm if it determines that such an action would be in the best interests of the Company. According to the Company’s Proxy Statement, if the Company elects to retain a new independent registered public accounting firm, such independent registered public accountants will be another “Big 4” accounting firm.

Vote Required.

According to the Company’s Proxy Statement, the approval of Proposal 3 requires the affirmative vote of a majority of the votes cast at the Annual Meeting, in person or by proxy. Abstentions and broker-non votes will have no effect on the outcome of Proposal 3 because they do not count as a vote “cast.”

We Recommend a Vote FOR Proposal 3 on the GOLD proxy card.

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL MEETING

Who is entitled to vote?

Only holders of Common Stock at the close of business on the Record Date will be entitled to notice of, and to vote at, the Annual Meeting. Stockholders who sell shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares of Common Stock. Stockholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such shares of Common Stock after the Record Date (unless they also transfer their voting rights).

According to the Company’s Proxy Statement, the only outstanding class of securities of the Company entitled to vote at the Annual Meeting is the Common Stock.

How do I vote my shares of Common Stock?

Shares held in record name.  If your shares of Common Stock are registered in your own name, please vote today by signing, dating and returning the enclosed GOLD proxy card in the postage-paid envelope provided. Execution and delivery of a proxy by a record holder of shares of Common Stock will be presumed to be a proxy with respect to all shares held by such record holder unless the proxy specifies otherwise.

Shares beneficially owned or held in “street” name.  If you hold your shares of Common Stock in “street” name with a broker, bank, dealer, trust company or other nominee, only that nominee can exercise the right to vote with respect to the shares of Common Stock that you beneficially own through such nominee and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to your broker, bank, dealer, trust company or other nominee to vote in favor of the election of Bow Street’s Nominees. Please follow the instructions to vote provided on the enclosed GOLD voting instruction form. If your broker, bank, dealer, trust company or other nominee provides for proxy instructions to be delivered to them by telephone or Internet, instructions will be included on the enclosed GOLD voting instruction form. We urge you to confirm in writing your instructions to the person responsible for your account.

Note: The shares of Common Stock represented by each GOLD proxy card that is properly executed and returned to Bow Street will be voted at the Annual Meeting in accordance with the instructions marked thereon. If you have signed the GOLD proxy card and no marking is made, you will be deemed to have given a direction with respect to all of the shares of Common Stock represented by the GOLD proxy card to vote (i) “FOR ALL” four of the Nominees and the Company’s nominees other than the Excluded Company Nominees listed in Proposal 1, (ii) to “ABSTAIN” from voting on Proposal 2 and (iii) “FOR” the approval of Proposal 3.

How should I vote on each Proposal?

We recommend that you vote your shares on the GOLD proxy card as follows:

“FOR ALL” Nominees standing for election to the Board named in this Proxy Statement and for the Company’s nominees for election at the Annual Meeting other than the Excluded Company Nominees (Proposal 1); and

“FOR” the ratification of the Company’s selection of independent registered public accounting firm (Proposal 3).

We are making no recommendation with respect to the advisory proposal to approve the compensation of the Company’s executive officers (Proposal 2).

How many shares must be present to hold the Annual Meeting?

According to the Company’s Proxy Statement, a majority of the outstanding shares of Common Stock, represented either in person or by proxy, must be present at the meeting to hold the Annual Meeting. This is called a quorum. Shares are counted as present at the Annual Meeting if the stockholder votes over the Internet or telephone, completes and submits a proxy or is present in person at the meeting. Shares that are present that vote to abstain or do not vote on one or more of the matters to be voted upon are counted as present for establishing a quorum. If a quorum is not present, we expect that the meeting will be adjourned until the Company obtains a quorum. According to the Company’s Proxy Statement, broker non-votes will be included in the calculation of the number of shares considered to be present at the Annual Meeting for purposes of determining a quorum, but will not be included in the total of votes cast for the election of directors or the advisory vote for approval of executive compensation. For more information on broker non-votes, see “What are “broker non-votes” and what effect do they have on the proposals?” below.

What vote is needed to approve each Proposal?

•	Proposal 1. According to the Bylaws, the approval of Proposal 1 requires the plurality of the votes cast at the Annual Meeting duly called and at which a quorum is present and directors are to be elected. In this circumstance, “plurality of the votes cast” means that the eleven nominees who receive the highest number of shares voted “FOR” their election by the stockholders will be elected to the Board. In a contested election such as this one, stockholders will not be permitted to vote “AGAINST” a nominee. Abstentions and broker non-votes will not be considered as votes “cast” for or against any nominee, and will therefore have no effect on the outcome of the vote.

THE ONLY WAY TO SUPPORT ALL OF THE BOW STREET NOMINEES IS TO SUBMIT YOUR VOTING INSTRUCTIONS “FOR ALL” OF THE NOMINEES ON THE GOLD PROXY CARD. PLEASE DO NOT SIGN OR RETURN A PROXY CARD FROM THE COMPANY, EVEN IF YOU INSTRUCT TO “WITHHOLD” OR “ABSTAIN” ON THEIR DIRECTOR NOMINEES. DOING SO WILL REVOKE ANY PREVIOUS VOTING INSTRUCTIONS YOU PROVIDED ON THE GOLD PROXY CARD. ONLY THE LATEST DATED, VALIDLY EXECUTED PROXY RECEIVED WILL BE COUNTED.

•	Proposals 2 and 3. According to the Company’s Proxy Statement, the approval of each of Proposals 2 and 3 requires the affirmative vote of a majority of the votes cast at the Annual Meeting, either in person or by proxy. “A majority of the votes cast” means that, if a quorum is present or represented by proxy at the meeting, stockholders holding a majority of the Common Stock present or represented by proxy at the meeting and voting on the matter must vote “FOR” Proposal 2 and Proposal 3 to approve each such proposal. Abstentions and broker non-votes, if any, will have no effect on the outcome of Proposals 2 and 3 because an abstention or broker non-vote does not count as a vote “cast.” Any bank, broker or other nominee who is provided with proxy materials by the Bow Street Parties will not have discretion to vote on any of the Proposals.

What are “broker non-votes” and what effect do they have on the Proposals?

Generally, broker non-votes occur when shares held by a broker, bank or other nominee in “Street Name” for a beneficial owner are not voted with respect to a particular proposal because the broker, bank, or other nominee has not received voting instructions from the beneficial owner and lacks discretionary voting power to vote those shares with respect to that particular proposal. If your shares are held in the name of a brokerage firm, and the brokerage firm has not received voting instructions from the beneficial owner of the shares with respect to that proposal, the brokerage firm cannot vote the shares on that proposal unless it is a “routine” matter. Under the New York Stock Exchange Rules, there are no “routine” proposals in a contested proxy solicitation. Because Bow Street has initiated a contested proxy solicitation, there will be no “routine” matters at the Annual Meeting for any broker accounts that are provided with proxy materials by the Bow Street Parties and brokers will not have discretion to vote on “routine matters.”

Broker non-votes, if any, with respect to the proposals set forth in this Proxy Statement will not count as votes cast, present and entitled to vote and therefore will not be counted in determining the outcome of any of the Proposals.

What should I do if I receive a proxy card from the Company?

You may receive proxy solicitation materials from Mack-Cali, including an opposition proxy statement and proxy card. We are not responsible for the accuracy of any information contained in any proxy solicitation materials used by the Company or any other statements that it may otherwise make.

We recommend that you discard any white proxy card or solicitation materials that may be sent to you by the Company. Voting “WITHHOLD” for any of the Company’s nominees on its proxy card or voting “ABSTAIN” is not the same as voting for our Nominees because a vote withheld or abstained for any of the Company’s nominees will not count as a vote “FOR” the Nominees. In fact, voting “WITHHOLD” or “ABSTAIN” on the Company’s proxy card with respect to the Company’s nominees may cancel any previous vote you cast on Bow Street’s GOLD proxy card. If you have already voted using the Company’s proxy card, you have every right to change your vote by completing and mailing the enclosed GOLD proxy card in the enclosed postage-paid envelope or by voting via Internet or by telephone by following the instructions on the GOLD proxy card. Only the latest dated, validly executed proxy that you submit will be counted; any proxy may be revoked at any time prior to its exercise at the Annual Meeting by following the instructions below under “Can I change my vote or revoke my proxy?” If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor, Innisfree M&A Incorporated. Stockholders may call toll free at (877) 800-5182; banks and brokers may call collect at (212) 750-5833.

Can I change my vote or revoke my proxy?

If you are the stockholder of record, you may change your proxy instructions or revoke your proxy at any time before your proxy is voted at the Annual Meeting. Proxies may be revoked by any of the following actions:

•	signing, dating and returning the enclosed GOLD proxy card in the postage-paid envelope provided (the latest dated, validly executed proxy is the only one that counts);

•	delivering a written revocation or a later dated proxy for the Annual Meeting to Bow Street LLC, c/o Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022 or to the Secretary of the Company; or

•	attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not, by itself, revoke a proxy).

If your shares are held in a brokerage account by a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or other nominee. If you attend the Annual Meeting and you beneficially own shares of Common Stock but are not the record owner, your mere attendance at the Annual Meeting WILL NOT be sufficient to revoke your prior given proxy card. You must have written authority in the form of a legal proxy from the record owner to vote your shares held in its name at the meeting. Contact Innisfree M&A Incorporated for assistance or if you have any questions at the following telephone numbers. Stockholders may call toll free at (877) 800-5182; banks and brokers may call collect at (212) 750-5833.

IF YOU HAVE ALREADY VOTED USING THE COMPANY’S PROXY CARD, WE URGE YOU TO REVOKE IT BY FOLLOWING THE INSTRUCTIONS ABOVE.  Although a revocation is effective if delivered to the Company, we request that either the original or a copy of any revocation be mailed to Bow Street LLC, c/o Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022, so that we will be aware of all revocations.

Who is making this Proxy Solicitation and who is paying for it?

The solicitation of proxies pursuant to this Proxy Solicitation is being made by the Participants. Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements. The Bow Street Parties will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. The Bow Street Parties have requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record. Bow Street will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that certain regular employees of Bow Street will also participate in the solicitation of proxies in support of the Nominees. Such employees will receive no additional consideration if they assist in the solicitation of proxies.

The Bow Street Parties have retained Innisfree M&A Incorporated (“Innisfree”) to provide solicitation and advisory services in connection with this solicitation. Innisfree will be paid a fee of not less than $[●] based upon the campaign services provided, which does not include any discretionary performance fees payable upon conclusion of this Proxy Solicitation. In addition, Bow Street will reimburse Innisfree for its reasonable out-of-pocket expenses and will indemnify Innisfree against certain liabilities and expenses, including certain liabilities under the federal securities laws. Innisfree will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. It is anticipated that Innisfree will employ up to [●] persons to solicit the Company’s stockholders as part of this solicitation. Innisfree does not believe that any of its directors, officers, employees, affiliates or controlling persons, if any, is a “participant” in this Proxy Solicitation.

Costs of this Proxy Solicitation are currently estimated to be approximately $[●]. We estimate that through the date hereof, the Bow Street Parties expenses in connection with this Proxy Solicitation are approximately $[●]. If successful, Bow Street may seek reimbursement of these costs from the Company. In the event that Bow Street decides to seek reimbursement of its expenses, Bow Street does not intend to submit the matter to a vote of the Company’s stockholders. The Board, which will consist of all four of the Nominees, if all are elected, and seven of the Company’s directors, would be required to evaluate the requested reimbursement consistent with their fiduciary duties to the Company and its stockholders. Costs related to the solicitation of proxies include expenditures for attorneys, public relations and other advisors, solicitors, printing, advertising, postage, transportation, litigation and other costs incidental to the solicitation.

What is Householding of Proxy Materials?

The SEC has adopted rules that permit companies and intermediaries (such as brokers and banks) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. Some banks and brokers with account holders who are stockholders of the Company may be householding our proxy materials.

A single copy of this Proxy Statement (and of the Company’s Proxy Statement and annual report) will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from one or more of the affected stockholders. Once you have received notice from your bank or broker that it will be householding communications to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement and annual report, please notify your bank or broker and direct your request to the Company at (732) 590-1010 or by writing to Gary T. Wagner, General Counsel and Secretary, Mack-Cali Realty Corporation, Harborside 3, 210 Hudson Street, Ste. 400, Jersey City, New Jersey 07311.Stockholders who currently receive multiple copies of this proxy statement at their address and would like to request householding of their communications should contact their bank or broker.

 Where can I find additional information concerning Mack-Cali?

Pursuant to Rule 14a-5(c) promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”), we have omitted from this Proxy Statement certain disclosure required by applicable law to be included in the Company’s Proxy Statement in connection with the Annual Meeting. Such disclosure includes information regarding securities of the Company beneficially owned by the Company’s directors, nominees and management; certain stockholders’ beneficial ownership of more than 5% of the Company’s voting securities; information concerning executive compensation; and information concerning the procedures for submitting stockholder proposals and director nominations intended for consideration at the 2020 annual meeting of stockholders and for consideration for inclusion in the proxy materials for that meeting. We take no responsibility for the accuracy or completeness of information contained in the Company’s Proxy Statement. Except as otherwise noted herein, the information in this Proxy Statement concerning the Company has been taken from or is based upon documents and records on file with the SEC and other publicly available information.

This Proxy Statement and all other solicitation materials in connection with this Proxy Solicitation will be available on the internet, free of charge, on the SEC’s website at https://www.edgar.sec.gov.

CONCLUSION

We urge you to consider carefully the information contained in this Proxy Statement and then support our efforts by signing, dating and returning the enclosed GOLD proxy card in the postage-paid envelope provided today.

Thank you for your support,

Bow Street LLC
Bow Street Special Opportunities Fund XV, LP
A. Akiva Katz
Howard Shainker

Alan R. Batkin	MaryAnne Gilmartin
Frederic Cumenal	Nori Gerardo Lietz

ANNEX I: INFORMATION ABOUT THE PARTICIPANTS

This Proxy Solicitation is being made by Bow Street LLC (“Bow Street”), Bow Street Special Opportunities Fund XV, LP (“Bow Street Special Opportunities”), A. Akiva Katz, a Managing Partner of Bow Street (“Mr. Katz”), Howard Shainker, a Managing Partner of Bow Street (“Mr. Shainker,” and together with Bow Street, Bow Street Special Opportunities and Mr. Katz, the “Bow Street Parties”), and the Nominees (collectively, the “Participants”).

As of the close of business on April 22, 2019, the Participants may be deemed to “beneficially own,” in the aggregate, 4,002,474 shares of common stock, par value $0.01 per share, of the Company (the “Common Stock”), representing approximately [●]% of the Company’s outstanding Common Stock. The percentages used herein are based upon [●] shares of Common Stock outstanding as of the Record Date, as reported in the Company’s Proxy Statement.

Of the 4,002,474 shares of Common Stock beneficially owned in the aggregate by the Bow Street Parties: (a) 2,127,096 shares of Common Stock are held by Bow Street Special Opportunities; (b) 3,999,674 shares of Common Stock may be deemed to be beneficially owned by Bow Street by virtue of it being the investment manager of Bow Street Special Opportunities and certain private investment funds, including, pursuant to an investment management agreement between Bow Street and Minayot Acquisition LLC, a separate account for which Bow Street has investment and voting power with respect to shares of Common Stock and for which Bow Street receives a performance-based fee; and (c) 4,002,474 shares of Common Stock may be deemed to be beneficially owned by each of Messrs. Katz and Shainker by virtue of being Managing Partners of Bow Street and holding shares of Common Stock in personal accounts.

The principal business of (i) Bow Street Special Opportunities is to serve as an investment vehicle; (ii) Bow Street is the performance of investment management and advisory services; and (iii) each of Messrs. Katz and Shainker is serving as a Managing Partner of Bow Street. The principal business address of each of the Bow Street Parties is c/o Bow Street LLC, 1140 Avenue of the Americas, 9th Floor, New York, NY 10036. The principal business and business address of each of the Nominees is disclosed in the section titled “PROPOSAL 1: ELECTION OF DIRECTORS” on page 8.

Each of the Participants has an interest in the election of directors at the Annual Meeting through the ownership of shares of Common Stock as described in this Proxy Statement and/or as a Nominee. In addition, the Bow Street Parties have a potential financial interest in the consummation of the Transaction Proposal and Alan R. Batkin (who is one of the Nominees) is a limited partner of a fund managed by Bow Street that holds shares of Common Stock.

Except as set forth in this Proxy Statement (including the Annexes), (i) during the past ten years, no Participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant in this proxy solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no Participant owns any securities of the Company which are owned of record but not beneficially; (iv) no Participant has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any Participant is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Participant is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits or the giving or withholding of proxies; (vii) no associate of any Participant owns beneficially, directly or indirectly, any securities of the Company; (viii) no Participant owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no Participant or any of his, her or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Participant or any of his, her or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no person, including any of the Participants, who is a party to an arrangement or understanding pursuant to which the Nominees are proposed to be elected, has a substantial interest, direct or indirect, by security holdings or otherwise in any matter to be acted on as set forth in this Proxy Statement. There are no material proceedings to which any Participant or any of his, her or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. With respect to each of the Nominees, except as set forth in this Proxy Statement (including the Annexes), none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten years. Neither the Nominees nor any associate of a Nominee has served as a director or named executive officer of the Company at any point during the last three fiscal years of the Company.

Transactions by the Participants with respect to the Company’s securities

The following tables set forth all transactions effected during the past two years by the Participants with respect to securities of the Company. The shares of Common Stock reported herein are held in either cash accounts or margin accounts in the ordinary course of business. Unless otherwise indicated, all transactions were effected on the open market.

Common Stock

Bow Street, including by virtue of its control of Bow Street Special Opportunities		Bow Street Special Opportunities		Messrs. Katz and Shainker, including by virtue of their control of Bow Street
Trade Date	Shares Purchased (Sold)	Trade Date	Shares Purchased (Sold)	Trade Date	Shares Purchased (Sold)
10/30/2018	15,701	10/30/2018	15,701	6/8/2018	1,800
10/31/2018	34,346	10/31/2018	34,346	6/18/2018	1,000
11/1/2018	17,137	11/1/2018	17,137	10/30/2018	15,701
11/8/2018	20,000	11/8/2018	20,000	10/31/2018	34,346
11/9/2018	20,000	11/9/2018	20,000	11/1/2018	17,137
11/12/2018	10,000	11/12/2018	10,000	11/8/2018	20,000
11/13/2018	40,000	11/13/2018	40,000	11/9/2018	20,000
11/14/2018	58,250	11/30/2018	14,445	11/12/2018	10,000
11/15/2018	180,890	12/3/2018	225,000	11/13/2018	40,000
11/16/2018	223,873	12/4/2018	98,289	11/14/2018	58,250
11/19/2018	50,000	12/6/2018	2,047	11/15/2018	180,890
11/20/2018	125,000	12/6/2018	100,000	11/16/2018	223,873
11/21/2018	131,000	12/7/2018	145,000	11/19/2018	50,000
11/23/2018	38,500	12/7/2018	30,000	11/20/2018	125,000
11/26/2018	18,528	12/10/2018	200,000	11/21/2018	131,000
11/27/2018	21,782	12/13/2018	50,000	11/23/2018	38,500
11/30/2018	28,890	12/14/2018	132,560	11/26/2018	18,528
12/3/2018	300,000	12/14/2018	112,881	11/27/2018	21,782
12/4/2018	98,289	12/17/2018	54,775	11/30/2018	28,890
12/6/2018	102,047	12/19/2018	87,500	12/3/2018	300,000
12/7/2018	175,000	12/20/2018	80,981	12/4/2018	98,289
12/10/2018	200,000	12/21/2018	68,942	12/6/2018	102,047
12/13/2018	50,000	12/24/2018	37,500	12/7/2018	175,000
12/14/2018	245,411	12/26/2018	37,500	12/10/2018	200,000
12/17/2018	200,000	12/27/2018	67,500	12/13/2018	50,000
12/18/2018	175,000	12/28/2018	50,000	12/14/2018	245,411
12/19/2018	175,000	12/31/2018	45,470	12/17/2018	200,000
12/20/2018	161,963	1/2/2019	62,500	12/18/2018	175,000
12/21/2018	137,883	1/3/2019	37,500	12/19/2018	175,000
12/24/2018	75,000	1/4/2019	2,092	12/20/2018	161,963
12/26/2018	75,000	1/7/2019	24,950	12/21/2018	137,883
12/27/2018	135,000	1/15/2019	12,500	12/24/2018	75,000
12/28/2018	100,000	1/16/2019	150	12/26/2018	75,000
12/31/2018	90,939	1/22/2019	29,000	12/27/2018	135,000
1/2/2019	125,000	1/23/2019	25,000	12/28/2018	100,000
1/3/2019	75,000	1/28/2019	10,000	12/31/2018	90,939
1/4/2019	4,185	3/18/2019	100,000	1/2/2019	125,000
1/7/2019	49,900	3/19/2019	25,830	1/3/2019	75,000
1/15/2019	25,000			1/4/2019	4,185
1/16/2019	300			1/7/2019	49,900
1/22/2019	29,000			1/15/2019	25,000
1/23/2019	25,000			1/16/2019	300
1/28/2019	10,000			1/22/2019	29,000
3/18/2019	100,000			1/23/2019	25,000
3/19/2019	25,830			1/28/2019	10,000
				3/18/2019	100,000
				3/19/2019	25,830

IMPORTANT

Tell your Board what you think! YOUR VOTE IS VERY IMPORTANT, no matter how many or how few shares you own. Please give us your proxy “FOR ALL” of the Nominees by taking three steps:

● SIGNING the enclosed GOLD proxy card,

● DATING the enclosed GOLD proxy card and

●	MAILING the enclosed GOLD proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your shares are held in the name of a broker, bank, bank nominee or other institution, only it can vote your shares and only upon receipt of your specific instructions. Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. You may also vote by signing, dating and returning the enclosed GOLD voting instruction form in the postage-paid envelope provided, and to ensure that your shares are voted, you should also contact the person responsible for your account and give instructions for a GOLD voting instruction card to be issued representing your shares.

After signing the enclosed GOLD proxy card, DO NOT SIGN OR RETURN MACK-CALI’S PROXY CARD UNLESS YOU INTEND TO CHANGE YOUR VOTE, because only your latest dated proxy card will be counted.

If you have previously signed and returned a proxy card to Mack-Cali, you have every right to change your vote. Only your latest dated, validly executed proxy card will count. You may revoke any proxy card already sent to Mack-Cali by signing, dating and mailing the enclosed GOLD proxy card in the postage-paid envelope provided or by voting by telephone or Internet by following the instructions on the enclosed GOLD proxy card. Any proxy may be revoked at any time prior to its exercise at the Annual Meeting by delivering a written notice of revocation or a later dated proxy for the Annual Meeting to Innisfree or by voting in person at the Annual Meeting. Attendance at the Annual Meeting will not in and of itself constitute a revocation.

If you have any questions concerning this Proxy Statement, would like to request additional copies of this Proxy Statement, or need help voting your shares, please contact our proxy solicitor:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders Call Toll-Free at: (877) 800-5182

Banks and Brokers Call Collect: (212) 750-5833

[PRELIMINARY COPY SUBJECT TO COMPLETION]

 PLEASE VOTE TODAY!

SEE REVERSE SIDE

FOR THREE EASY WAYS TO VOTE.

TO VOTE BY MAIL, PLEASE DETACH HERE, SIGN AND DATE PROXY CARD, AND RETURN IN THE POSTAGE-PAID ENVELOPE PROVIDED

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MACK-CALI REALTY CORPORATION

Proxy Card for 2019 Annual Meeting of Stockholders
Scheduled for June 12, 2019 (the “Annual Meeting”):

THIS PROXY SOLICITATION IS BEING MADE BY BOW STREET LLC, BOW STREET SPECIAL OPPORTUNITIES FUND XV, LP, A. AKIVA KATZ, HOWARD SHAINKER (COLLECTIVELY, “BOW STREET”) AND THE NOMINEES NAMED IN PROPOSAL 1

THE BOARD OF DIRECTORS OF MACK-CALI REALTY CORPORATION IS NOT SOLICITING THIS PROXY

G O L D P R O X Y

The undersigned appoints Akiva Katz, Scott Winter and Eleazer Klein, and each of them, attorneys and agents with full power of substitution to vote all shares of common stock of Mack-Cali Realty Corporation, a Maryland corporation (“Mack-Cali”), that the undersigned would be entitled to vote at the Annual Meeting of stockholders of the Company scheduled to be held on Wednesday, June 12, 2019, at 12:00 p.m., local time, including at any adjournments or postponements thereof, with all powers that the undersigned would possess if personally present, upon and in respect of the instructions indicated herein, with discretionary authority as to any and all other matters that may properly come before the meeting or any adjournment, postponement or substitution thereof that are unknown to us a reasonable time before this solicitation.

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to said shares, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. This proxy will be valid until the sooner of one year from the date indicated on the reverse side and the completion of the Annual Meeting (including any adjournments or postponements thereof).

IF THIS PROXY IS SIGNED AND RETURNED, IT WILL BE VOTED IN ACCORDANCE WITH YOUR INSTRUCTIONS. IF YOU VALIDLY EXECUTE AND RETURN THIS GOLD PROXY CARD WITHOUT INDICATING YOUR VOTE ON ONE OR MORE OF THE FOLLOWING PROPOSALS, THE NAMED PROXIES WILL EXERCISE THEIR DISCRETION TO CAUSE YOUR PROXY TO BE VOTED “FOR ALL” FOUR OF THE NOMINEES LISTED IN PROPOSAL 1 AND MACK-CALI’S NOMINEES OTHER THAN THE EXCLUDED COMPANY NOMINEES, “FOR” PROPOSAL 3 AND THEY WILL EXERCISE THEIR DISCRETION TO CAUSE YOUR PROXY TO ABSTAIN FROM VOTING ON PROPOSAL 2 (TO THE EXTENT YOU HAVE NOT INDICATED YOUR VOTE ON SUCH PROPOSAL). THIS PROXY WILL REVOKE ANY PREVIOUSLY EXECUTED PROXY WITH RESPECT TO ALL PROPOSALS.

YOUR VOTE IS VERY IMPORTANT — PLEASE VOTE TODAY

(continued and to be signed on the reverse side)

YOUR VOTE IS IMPORTANT

Please take a moment now to vote your shares of Mack-Cali Realty Corporation common stock for the upcoming 2019 Annual Meeting of Stockholders.

YOU CAN VOTE TODAY USING ANY OF THE FOLLOWING METHODS:

Vote by Internet

Please access www.proxyvotenow.com/cli (please note you must type an “s” after “http”). Then, simply follow the easy instructions on the voting site. You will be required to provide the unique Control Number printed below.

Vote by Telephone

Please call toll-free in the U.S. or Canada at 1-866-598-8917 on a touch-tone telephone. (If outside the U.S. or Canada, call 1-646-880-9099) Then, simply follow the easy voice prompts. You will be required to provide the unique Control Number printed below.

CONTROL NUMBER

You may vote by telephone or Internet 24 hours a day, 7 days a week.
Your telephone or Internet vote authorizes the named proxies to vote your shares in the same manner as if you had marked, signed and returned a proxy card.

Vote by Mail

Please complete, sign, date and return the proxy card in the envelope provided to: Bow Street, c/o Innisfree M&A Incorporated, FDR Station, P.O. Box 5155, New York, NY 10150-5155.

TO VOTE BY MAIL, PLEASE DETACH HERE, SIGN AND DATE PROXY CARD, AND RETURN IN THE POSTAGE-PAID ENVELOPE PROVIDED

----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Please mark vote as in this sample

Proposal 1. Election of Directors – We recommend that you vote “FOR ALL” four of the Nominees named below:

To elect the four individuals nominated by Bow Street, (01) Alan R. Batkin, (02) Frederic Cumenal, (03) MaryAnne Gilmartin and (04) Nori Gerardo Lietz and the candidates who have been nominated by Mack-Cali Realty Corporation (“Mack-Cali”) to serve as directors other than [________, ________, ________ and ________] (the “Excluded Company Nominees”) for whom Bow Street is NOT seeking authority to vote for and WILL NOT exercise any such authority.

FOR ALL ☐	WITHHOLD ALL ☐	FOR ALL* EXCEPT ☐	*NOTE: If you do not wish for your shares to be voted “FOR” one or more of the Nominees or one or more additional Mack-Cali nominees (other than the Excluded Company Nominees), mark the “FOR ALL EXCEPT” box and write the name of the Nominee(s) or the Mack-Cali nominee(s), as applicable, that you do not wish to vote for in the space provided below. There is no assurance any of the Mack-Cali nominees will serve as directors if one or more of the Nominees is elected to the Board.
______________________________________________

We make no recommendation for Proposal 2:				We recommend that you vote “FOR” Proposal 3:
Proposal 2 – To provide advisory approval of the compensation of the Company’s named executive officers.	FOR ☐	AGAINST ☐	ABSTAIN ☐	Proposal 3 – To ratify the appointment of PricewaterhouseCoopers LLP as the independent registered public accountant firm for fiscal year 2019.	FOR ☐	AGAINST ☐	ABSTAIN ☐

IN ORDER FORM YOUR PROXY TO BE VALID, IT MUST BE DATED.

Date:	, 2019

Signature

Signature (Joint Owner)

Title(s)

NOTE: Please sign exactly name appears hereon. If more than one owner, each should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in full partnership name by authorized person.

PLEASE SIGN, DATE AND PROMPTLY RETURN THIS PROXY IN THE ENCLOSED RETURN ENVELOPE THAT IS POSTAGE PREPAID IF MAILED IN THE UNITED STATES.